May 23, 2007

Mail Stop 4561

Jason Bishara
Executive Chairman
SLM Holdings, Inc.
100 East Jefryn Blvd., Suite K
Deer Park, NY 11729

>   **Re: SLM Holdings, Inc.**
>   **Amendment number 2 to Form 10-SB**
>   **Filed April 20, 2007**
>   **File No. 0-52338**

Dear Mr. Bishara:

We have reviewed the above amendment and have following comments in its regard.

Part I, page 3
Item 6. Executive Compensation, page 29

1. Since it appears that all compensation for Messrs. Bishara and Cohen has been disclosed pursuant to Item 402(b) of Regulation S-B in the "Summary Compensation Table" on page 30, you are not required to include their amounts in your "Director Compensation Table" on page 31. See Item 402(f)(2)(i) of Regulation S-B.

2. Please see the Instruction to Item 402(f) as it refers to Instructions to Item 402(b)(2)(v) and (vi) of Regulation S-B regarding disclosing the assumptions made in deciding the value of the options listed in the "Director's Compensation Table."

Part III
Financial Statements

3. Please update your registration statement to conform with the requirements of Item 310(g) of Regulation S-B. In addition to including financial statements as of

March 31, 2007, update the Form 10-SB throughout as appropriate. Please also be advised that your Form 10-QSB for the three month period ended March 31, 2007 was due on May 15, 2007. Please file this report promptly.

Please contact Hugh Fuller, the examiner on your filing, at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Arthur S. Marcus
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022
Facsimile no. (212) 980-5192